Exhibit 107

Calculation of Filing Fee Tables

SCHEDULE 14A

(Form Type)

Identiv, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$145,000,000(1)	0.00014760	$21,402

Fees Previously Paid	—		—

Total Transaction Valuation	$145,000,000

Total Fees Due for Filing			$21,402

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$21,402

(1)

The underlying value of the transaction was determined based on the aggregate consideration to be received by the registrant in consideration for the Asset Sale, consisting of $145,000,000 in cash, as computed in accordance with Rule 0-11 (§ 240.0-11(c)(2)) of the Securities Exchange Act of 1934.